SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 09/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STUYVESANT SQUARE ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 OLD KINGS HIGHWAY SOUTH, SUITE 228
(No. and Street)

DARIEN	CT	06820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID TUVLIN (917) 446-4940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

142 LOWELL ROAD, UNIT 17 #219	HUDSON	NH	03051
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DAVID TUVLIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STUYVESANT SQUARE ADVISORS, INC., as of SEPTEMBER 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH SMITH BARTRAM
NOTARY PUBLIC
State of Connecticut
My Commission Expires
April 30, 2018

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STUYVESANT SQUARE ADVISORS, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2015

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243

FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Stuyvesant Square Advisors, Inc.

We have audited the accompanying financial statements of Stuyvesant Square Advisors, Inc. (a New York corporation), which comprise the statement of financial condition as of September 30, 2015, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Stuyvesant Square Advisors, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Stuyvesant Square Advisors, Inc. as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II, III and IV have been subjected to audit procedures performed in conjunction with the audit of Stuyvesant Square Advisors, Inc.'s financial statements. The supplemental information is the responsibility of Stuyvesant Square Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

November 12, 2015

STUYVESANT SQUARE ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2015

ASSETS

Cash and cash equivalents	$ 120,768
Receivables from customers	276,625
Furniture and equipment at cost, less, accumulated depreciation of $1,963	3,433
Prepaid expenses	-
Prepaid income taxes	107,924
Total assets	$ 508,750

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 2,767
Income taxes payable	889
Loan from Shareholder (including accrued interest of $2,163)	53,304
Total liabilities	56,960
Stockholder's equity:	
Common stock, no par value, shares authorized 200; 100 issued and outstanding shares	-
Additional paid-in capital	65,000
Retained earnings	386,790
Total stockholder's equity	451,790
Total stockholder's equity and liabilities	$ 508,750

The accompanying notes are an integral part of these financial statements.

STUYVESANT SQUARE ADVISORS, INC.

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED SEPTEMBER 30, 2015

Revenues:	
Fee income, net of discounts of $0	$ 619,068
Interest and dividends	12
Other income	57
	619,137
Expenses:	
Employee compensation and benefits	255,000
Professional fees	20,034
Occupancy	46,412
Taxes, other than income taxes	15,776
Other operating expenses	96,866
Total expenses	434,088
Net income (loss) before income taxes	185,049
Provision for income taxes	1,330
Net income (loss)	$ 183,719

The accompanying notes are an integral part of these financial statements.

STUYVESANT SQUARE ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2015

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance at beginning of the year	$ -	$ 15,000	$ 203,071	$ 218,071
Shareholder contribution	-	50,000	-	50,000
Net income (loss)	-	-	183,719	183,719
Balance at year end	$ -	$ 65,000	$ 386,790	$ 451,790

The accompanying notes are an integral part of these financial statements.

STUYVESANT SQUARE ADVISORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2015

Cash flows from operating activities:		
Net income (loss)		$ 183,719
Adjustments to reconcile net income		
to net cash provided by operating activities		
Depreciation	$ 412	
(Increase) decrease in operating assets:		
Increase in receivable from customers	(155,761)	
Increase in prepaid expenses	(101,141)	
Increase (decrease) in operating liabilites:		
Increase in income taxes payable	889	
Increase in accounts payable, accrued expenses	3,362	
Total adjustments		(252,239)
Net cash provided (used) by operating activities		(68,520)
Cash flows from investing activities:		
Purchase of Furniture and Equipment		(3,218)
Cash flows from financing activities:		
Loan from Shareholder		51,141
Shareholder contribution		50,000
Net increase in cash		29,403
Cash at beginning of the year		91,365
Cash at end of the year		$ 120,768

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest payments	$ -
Income tax payments	$ 1,330

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

STUYVESANT SQUARE ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2015

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was incorporated in New York on April 28, 2008. It serves as a broker/dealer in securities and provides investment banking and private placement services to its clients.

Fixed Assets
Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended September 30, 2015, depreciation expense was $412.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated Absences
Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending on the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Management's Review for Subsequent Events
Management had evaluated subsequent events through November 12, 2015, the date which the financial statements were available to be issued.

NOTE 2- INCOME TAXES

The company and its stockholders elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholders' individual income tax returns. New York levies a minimum entity tax on Subchapter S corporations which is reflected in the current period expenses.

NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $63,808 at September 30, 2015, this exceeded required net capital of $5,000 by $58,808. The ratio of aggregate indebtedness to net capital at September 30, 2015 was 89.3%.

NOTE 4- RELATED PARTY TRANSACTIONS

The Company has signed expense sharing agreements with both employees, one of which is the sole shareholder, to cover the costs of office expenses, including rent, utilities and related services. These agreements will remain in effect until terminated by either the company or the employee. Each agreement states that the employee will be reimbursed $2,000 per month to cover these expenses. The total payments made under these agreements for the year ended September 30, 2015 was $46,000.

NOTE 5- PROVISION FOR INCOME TAXES

The Company has received approval from the Internal Revenue Service to be taxed as an S corporation. Therefore, no provision for federal income taxes has been presented in the financial statements as such taxes are to be paid by the stockholders individually. The Company has received approval from the Internal Revenue Service to retain its fiscal year for income tax reporting. The Company is required to make an annual tax deposit under Section 444 of the Internal Revenue Code. The amounts of refundable tax deposits were $107,924 as of September 30, 2015 and $6,783 as of September 30, 2014, respectively.

NOTE 6- CONCENTRATIONS IN SALES TO FEW CUSTOMERS

For the year ended September 30, 2015, the largest customer accounted for 46% of sales. For the year ended September 30, 2014, the largest customer accounted for 42% of sales.

NOTE 7- SHAREHOLDER LOAN / SHAREHOLDER CONTRIBUTION

On May 22, 2015, the Company's shareholder contributed $101,141 to the Company in the form of a $51,141 shareholder loan and a $50,000 shareholder equity contribution. The shareholder loan is due in one year and accrues interest at 10% per annum.

STUYVESANT SQUARE ADVISORS, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED SEPTEMBER 30, 2015

SCHEDULE I

STUYVESANT SQUARE ADVISORS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2015

Total ownership equity from statement of financial condition	$ 451,790
Total nonallowable assets from statement of financial condition	(387,982)
Net capital before haircuts on securities positions	63,808
Haircuts on securities	-
Net capital	$ 63,808
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 56,960
Total aggregate indebtedness	$ 56,960
Percentage of aggregate indebtedness to net capital	89.3%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 3,797
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 58,808
Excess net capital at 1000%	$ 58,112

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

STUYVESANT SQUARE ADVISORS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2015

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

STUYVESANT SQUARE ADVISORS, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

SEPTEMBER 30, 2015

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

STUYVESANT SQUARE ADVISORS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2015

Stuyvesant Square Advisors, Inc., is exempt from the reserve requirements of Rule 15c3-3 under section (k)(2)(i) as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243

FAX (603) 359-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Stuyvesant Square Advisors, Inc.

We have reviewed management's statements, included in the accompanying Annual Exemption Report, in which (1) Stuyvesant Square Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stuyvesant Square Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Stuyvesant Square Advisors, Inc. stated that Stuyvesant Square Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Stuyvesant Square Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stuyvesant Square Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

November 12, 2015

On behalf of Stuyvesant Square Advisors, Inc., I, as President, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending September 30, 2015:

- Stuyvesant Square Advisors, Inc. claims an exemption from SEC Rule 15c3-3 under the k(2)(i) provision.
- Stuyvesant Square Advisors, Inc. did not hold any customer funds or securities at any time during the year.
- Stuyvesant Square Advisors, Inc. met the identified exemption provisions throughout the reporting period of October 1, 2014 thru September 30, 2015 without exception.

David Tuvlin

President

Stuyvesant Square Advisors, Inc.

STUYVESANT SQUARE ADVISORS, INC.

SUPPLEMENTAL SIPC REPORT

SEPTEMBER 30, 2015

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243

FAX (603) 369-6019

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Stuyvesant Square Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2015, which were agreed to by Stuyvesant Square Advisors, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Stuyvesant Square Advisors, Inc.'s compliance with the applicable instructions of Form SIPC-7. Stuyvesant Square Advisors, Inc.'s management is responsible for Stuyvesant Square Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015, noting a difference of $7,834 in the revenues reported on the Form SIPC-7 as compared with the audited revenues. This difference is due to treatment of reimbursed travel expenses on the June 30, 2015 FOCUS report, where the reimbursed expenses were treated as revenue as opposed to a reduction of expenses which is the company's normal treatment and that of the audited financial statement;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers Schedule of Securities and Nonsecurities Related Revenue, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers Schedule of Securities and Nonsecurities Related Revenue supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

November 12, 2015

STUYVESANT SQUARE ADVISORS, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED SEPTEMBER 30, 2015

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			**$385**
Less Payments Made:			
	Date Paid	**Amount**	
	4-20-15	**$235**	
			(235)
Interest on late payment(s)			
Total Assessment Balance or Overpayment			**$ 150**
Payment made with Form SIPC 7			**$ 150**

See Accountant's Report

STUYVESANT SQUARE ADVISORS, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED SEPTEMBER 30, 2015

Total revenue	**$626,971**
Additions:	
Various (list)	
Total additions	**$ 0**
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	**0**
Revenues from commodity transactions	**0**
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	**0**
Net gain from securities in investment accounts	**0**
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	**0**
Other	**472,943**
Total deductions	**$ 472,943**
SIPC NET OPERATING REVENUES	**$ 154,028**
GENERAL ASSESSMENT @ .0025	**$ 385**

See Accountant's Report